Exhibit (d)(2)

EXECUTION COPY

LIMITED GUARANTEE

The undersigned, New Mountain Partners III, L.P. (“Guarantor”), hereby (i) guarantees the due and punctual payment by RP Crown Parent, LLC, a Delaware limited liability company (“Parent”), to JDA Software Group, Inc., a Delaware corporation (the “Company”), of the Parent Termination Fee pursuant to Section 10.3(b) of the Merger Agreement and any monetary obligations of Parent or Merger Sub (as defined below) pursuant to Section 10.2 and Section 10.3(d) of the Merger Agreement (collectively, the “Guaranteed Obligation”) and (ii) agrees to use its reasonable best efforts to cause each of RP Holding, LLC, RedPrairie Corporation and each of their respective Subsidiaries to take all actions that are applicable to such entities under the Debt Commitment to obtain the Debt Financing in accordance with its terms (the “RP Debt Covenant” and, together with the Guaranteed Obligation, the “Obligations”), in each case subject to the terms and conditions set forth herein (this “Limited Guarantee”) and in the Agreement and Plan of Merger dated November 1, 2012, by and among the Company, Parent and RP Crown Acquisition Sub, LLC, a Delaware limited liability company (“Merger Sub”) (as amended from time to time, the “Merger Agreement”). This obligation is irrevocable, absolute and continuing; provided that the maximum aggregate liability of Guarantor hereunder shall not exceed an amount equal to the amount of the Guaranteed Obligation (the “Cap”), and the Company hereby agrees that Guarantor shall in no event be required to pay, under, in respect of, or in connection with this Limited Guarantee, more than the Cap and that Guarantor shall not have any obligation or liability to any Person relating to, arising out of or in connection with this Limited Guarantee or the Merger Agreement other than as expressly set forth herein, and it being further understood that in no event shall this Limited Guarantee be enforced without giving effect to the Cap; provided further that the foregoing proviso shall not limit the Company’s ability to seek non-monetary relief against Guarantor with respect to any breaches by Guarantor of the RP Debt Covenant, including through an injunction or injunctions (without the proof of actual damages) to prevent breaches thereof or through specific performance of the terms thereof. Guarantor’s responsibility shall not be discharged, released, diminished or impaired in whole or in part by (a) any setoff, claim, counterclaim, defense, act or occurrence which Guarantor may have against the Company for any reason (other than any setoff, claim, counterclaim, defense, act or occurrence as provided herein); or (b) the renewal, extension, modification, waiver or alteration of the Merger Agreement or the Financing Commitments (or any documentation executed in connection therewith), with or without the knowledge or consent of Guarantor. Guarantor waives notice of (i) acceptance of this obligation; (ii) the creation, renewal, extension, modification, waiver or alteration of the Merger Agreement or the Financing Commitments (or any documentation executed in connection therewith); and (iii) any breach of or default in the performance of Parent or Merger Sub of their respective obligations under the Merger Agreement. The Company may enforce Guarantor’s obligation without first (A) suing Parent or Merger Sub; (B) joining Parent or Merger Sub in any suit against Guarantor; (C) enforcing any rights and remedies against Parent or Merger Sub; or (D) otherwise pursuing or asserting any claims or rights against Parent or Merger Sub. Guarantor acknowledges that (i) it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the obligations and waivers set forth in this Limited Guarantee are knowingly made in contemplation of those benefits and (ii) the Company entered into the transactions contemplated by the Merger Agreement in reliance upon execution of this Limited Guarantee.

Notwithstanding the foregoing, this Limited Guarantee and the Obligations of Guarantor pursuant hereto shall terminate and be of no further force or effect immediately upon the earlier of (i) the earlier of the Offer Closing and the Merger Closing, (ii) the termination of the Merger Agreement in accordance with its terms in circumstances that do not give rise to a right of the Company to receive payment of the Parent Termination Fee from Parent pursuant to Section 10.3(b) thereof; provided that, in the case of a termination described in this clause (ii), this Limited Guarantee shall not so terminate as to any claim for which notice, setting forth in reasonable detail the basis for such claim has been given to Guarantor (which notice shall be deemed given upon notice to Parent and Merger Sub pursuant to the Merger Agreement) prior to such termination until final resolution of such claim and satisfaction by Guarantor of any obligations finally determined or agreed to be owed by Guarantor, consistent with the terms hereof, and (iii) the payment by Guarantor, Parent and/or Merger Sub to the Company, following termination of the Merger Agreement in accordance with its terms, of the full amount of the Guaranteed Obligations. Notwithstanding the foregoing, in the event that the Company or any of its Affiliates asserts in any proceeding that the provisions of this Limited Guarantee limiting the Limited Guarantee to the Cap or the provisions of the second to last paragraph hereof are illegal, invalid or unenforceable in whole or in part, or asserting any theory of liability against Guarantor or any Non-Recourse Party (as defined below) with respect to the transactions contemplated by the Merger Agreement other than liability of Guarantor under this Limited Guarantee as limited by the provisions of this Limited Guarantee, then (A) the obligations of Guarantor under this Limited Guarantee shall terminate ab initio and be null and void, (B) if Guarantor has previously made any payments to the Company under this Limited Guarantee, Guarantor shall be entitled to recover such payments, and (C) neither Guarantor nor any Non-Recourse Party shall have any liability to the Company with respect to the transactions contemplated by the Merger Agreement, under this Limited Guarantee or otherwise.

Notwithstanding anything to the contrary contained in this Limited Guarantee, the Company hereby agrees that to the extent Parent is relieved of all or any portion of the Guaranteed Obligation by satisfaction thereof or pursuant to any written agreement with the Company, Guarantor shall be similarly relieved, to such extent, of the Guaranteed Obligations under this Limited Guarantee.

Guarantor is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware. Guarantor has all requisite power and authority to enter into this Limited Guarantee and to perform its obligations hereunder. The execution and delivery of this Limited Guarantee by Guarantor and the performance by Guarantor of its obligations hereunder has been duly authorized by the general partner of Guarantor and no other corporate or other action on the part of Guarantor is necessary to authorize the execution and delivery of this Limited Guarantee by Guarantor or the performance by Guarantor of its obligations hereunder. This Limited Guarantee has been duly executed and delivered by Guarantor and this Limited Guarantee constitutes a legally valid and binding obligation of Guarantor, enforceable against Guarantor in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws or by general equity principles. Guarantor has the financial capacity to pay and perform its obligations under this Limited Guarantee, and all funds necessary for Guarantor to pay the Guaranteed Obligations under this Limited Guarantee shall be available to Guarantor for so long as this Limited Guarantee shall remain in effect in accordance with its terms. After giving effect to the satisfaction of the Guaranteed Obligation or the equity contributions of Guarantor and its Affiliates to Parent made in connection with the transactions contemplated by the Merger Agreement at the Offer Closing or the Merger Closing, as the case may be, Guarantor will be Solvent. Each of RP Holding, LLC and RedPrairie Corporation is a direct or indirect majority-owned Subsidiary of Guarantor, and Guarantor has the ability, by virtue of its direct or indirect ownership of at least a majority of the equity interests in RP Holding, LLC and RedPrairie Corporation, to cause RP Holding, LLC and RedPrairie Corporation to take the actions contemplated by the RP Debt Covenant. As of the date hereof, Guarantor has no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments will not be satisfied or that the Financing will not be made available to Parent on the Offer Closing (with respect to amounts required to consummate the Offer) and the Merger Closing (with respect to amounts required to consummate the Merger).

The execution and delivery of this Limited Guarantee by Guarantor and the performance by Guarantor of its obligations hereunder will not: (a) conflict with or result in a violation of the organizational documents of Guarantor; (b) conflict with or result in a violation of any order or Law applicable to Guarantor or its assets or properties; or (c) result in a material breach of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, or give rise to any rights of termination, amendment, modification, acceleration or cancellation of or loss of any benefit under, or result in the creation of any encumbrance on any of the assets or properties of Guarantor pursuant to, any Contract to which Guarantor is a party, or by which any of the assets or properties of Guarantor is bound or affected.

No consent, waiver, approval, authorization, order or permit of, or declaration, filing or registration with, or notification to, any Governmental Authority or third party is required to be made or obtained by Guarantor in connection with the execution and delivery of this Limited Guarantee by Guarantor or the performance by Guarantor of its obligations hereunder.

In the event that any proceeding is instituted concerning or arising out of this Limited Guarantee, the prevailing party shall recover all of such party’s reasonable costs and reasonable attorneys’ fees incurred in connection with such proceeding, including any and all appeals and petitions therefrom.

This Limited Guarantee may not, without the prior written consent of the other party hereto, be assigned by operation of law or otherwise, and any attempted assignment shall be null and void. Subject to the foregoing, this Limited Guarantee shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives. In the event Guarantor, or subject to the two immediately preceding sentences, any of its successors or assigns (a) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (b) transfers all or substantially all of its properties, assets or stock to any person, then in each such case, proper provision shall be made so that the successors and assigns of Guarantor (or their respective successors and assigns) assume all of the obligations set forth in this Limited Guarantee.

This Limited Guarantee and any of the provisions hereof may not be amended or modified except by an instrument in writing signed by Guarantor and the Company. The observance of any provision of this Limited Guarantee may be waived in writing by the party that will lose the benefit of such provision as a result of such waiver. Except as otherwise expressly provided herein, no failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder, or otherwise available in respect hereof at law or in equity, shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The waiver by any party hereto of a breach by the other party hereto of any provision of this Limited Guarantee shall not operate or be construed as a further or continuing waiver of such breach by such other party, or as a waiver of any other or subsequent breach by such other party, except as otherwise explicitly provided for in the writing evidencing such waiver. Except as otherwise expressly provided herein, the obligations of Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) any change in the corporate existence, structure or ownership of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Obligations or otherwise interested in the transactions contemplated by the Merger Agreement; (b) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other Person now or hereafter liable with respect to the Obligations or otherwise interested in the transactions contemplated by the Merger Agreement; (c) the adequacy of any means the Company may have of obtaining payment related to the Guaranteed Obligations; (d) the addition, substitution or release of any entity or other Person now or hereafter liable with respect to the Obligations or otherwise interested in the transactions contemplated by the Merger Agreement; or (e) any discharge of Guarantor as a matter of applicable Law or equity (other than a discharge of Guarantor with respect to the Guaranteed Obligations as a result of indefeasible payment in full of the Guaranteed Obligations in accordance with their terms or as a result of defenses to the payment of the Guaranteed Obligations that would be available to Parent under the Merger Agreement).

Other than as required by applicable Law or the rules of any national securities exchange, each of the parties hereto agrees that this Limited Guarantee shall be treated as confidential and it will not, nor will it permit its Affiliates or representatives to, use, circulate, quote or otherwise refer to this Limited Guarantee in any document or disclose to any Person the contents of this Limited Guarantee; provided that this Limited Guarantee may be disclosed (i) to such party’s Affiliates, limited partners, members, managers, directors, employees, agents and advisors (collectively, “Representatives”) in connection with the transactions contemplated by the Merger Agreement and (ii) by the Company to its Representatives, provided that the Company’s Representatives are instructed to maintain the confidentiality of this Limited Guarantee in accordance with this paragraph. Without limiting the foregoing, Guarantor and the Company shall have the right to make such disclosure (i) in connection with the enforcement of this Limited Guarantee, the Merger Agreement or the Equity Financing Commitment and (ii) to the extent required by the Securities Act, the Exchange Act, the SEC or in connection with any SEC filings or by any Governmental Entity having jurisdiction over such party or its Affiliates or Representatives, as applicable, and such Person shall not be required to provide notice of or obtain consent prior to any such disclosure.

Any notice, request, instruction, or other document to be given hereunder by any party hereto to any other party shall be in writing and shall be deemed given to the receiving party upon actual receipt, if delivered personally on a Business Day during regular business hours; upon confirmation of successful transmission if sent by e-mail transmission on a Business Day prior to 9 p.m. local time of the receiving party, or on the next Business Day if sent after 9 p.m. local time of the receiving party; or on the next Business Day by and after deposit with an overnight courier, in each such case to the receiving party at the following address (or at such other address for a Party as shall be specified by like notice):

(i)	If to Guarantor, to:

New Mountain Partners III, L.P.
c/o New Mountain Capital, L.L.C.
787 Seventh Avenue, 49th Floor
New York, New York 10019
Attention: Alok Singh
Telephone: (212) 720-0350
Email: ASingh@newmountaincapital.com with a copy (which shall not constitute notice) to:
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
Attention:	Abigail Bomba, Esq.
Richard Steinwurtzel, Esq.
Telephone:	(212) 859-8000
Email:	abigail.bomba@friedfrank.com
richard.steinwurtzel@friedfrank.com

(ii)	If to the Company, to:

JDA Software Group, Inc.
14400 N. 87th Street
Scottsdale, AZ
Attention:	Corporate Secretary
Email:	corpsec@jda.com
with a copy (which shall not constitute notice) to:
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Attention:	Scott A. Barshay, Esq.
Damien R. Zoubek, Esq.
Telephone:	(212) 471-1000
Email:	sbarshay@cravath.com
dzoubek@cravath.com

This Limited Guarantee shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without reference to the choice of law or conflicts of law principles thereof. Each of the parties hereto hereby irrevocably agrees and consents to be subject to the exclusive jurisdiction and venue of the Delaware Court of Chancery (and if the Delaware Court of Chancery shall be unavailable, any court of the State of Delaware or the United States District Court for the District of the State of Delaware) for the purpose of any Legal Proceeding arising out of this Limited Guarantee brought by or against any other party hereto, hereby waives the right to assert the lack of personal or subject matter jurisdiction or improper venue in connection with any such suit, action or other proceeding. In furtherance of the foregoing, each of the parties (i) waives the defense of inconvenient forum, (ii) agrees not to commence any suit, action or other proceeding arising out of this Limited Guarantee or any transactions contemplated hereby other than in any such court, and (iii) agrees that a final judgment in any such suit, action or other proceeding (including any appeals therefrom) shall be conclusive and may be enforced in other jurisdictions by suit or judgment or in any other manner provided by law.

WAIVER OF JURY TRIAL. WITH RESPECT TO ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS LIMITED GUARANTEE OR THE TRANSACTIONS CONTEMPLATED HEREBY, EACH OF THE PARTIES HEREBY IRREVOCABLY, TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS LIMITED GUARANTEE OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, AND AGREES THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS LIMITED GUARANTEE OR THE TRANSACTIONS CONTEMPLATED HEREBY. SUCH ACTION OR PROCEEDING SHALL INSTEAD BE TRIED IN A SELECTED COURT BY A JUDGE SITTING WITHOUT A JURY.

Except for the provisions of this Limited Guarantee which reference the Non-Recourse Parties (including those in the next paragraph), each of which shall be for the benefit of and enforceable by each Non-Recourse Party, the parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Limited Guarantee, and this Limited Guarantee is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

The Company hereby covenants and agrees that it shall not institute, and shall cause each of its Affiliates and Representatives not to institute, directly or indirectly, any proceeding arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby or otherwise relating thereto, whether by or through attempted piercing of the corporate, limited liability company or limited partnership veil, by or through a claim by or on behalf of Parent against Guarantor or any Non-Recourse Party, against any of the former, current and future equityholders, controlling Persons, directors, officers, employees, agents, Affiliates (other than Parent or Merger Sub), members, managers, general or limited partners or assignees of Guarantor or any former, current or future equityholder, controlling Person, director, officer, employee, agent, Affiliate (other than Parent or Merger Sub), member, manager, general or limited partner or assignee of any of the foregoing (those persons and entities described in any of the foregoing clauses, each being referred to as a “Non-Recourse Party,” and collectively, the “Non-Recourse Parties”). For the avoidance of doubt, the preceding sentence shall not in any respect limit the rights of the Company to seek enforcement of (i) Parent’s and Merger Sub’s obligations under the Merger Agreement, but subject to Section 11.9 thereof, or (ii) certain Non-Recourse Party’s obligations under, and pursuant to the terms of, the Confidentiality Agreement (the rights described in clauses (i) and (ii) against any of the parties specified in clauses (i) and (ii) or any of their respective permitted successors or assigns, collectively, the “Retained Claims”).

Nothing set forth in this Limited Guarantee shall (i) confer or be construed to confer or give any Person other than the Company (including any Person acting in a representative capacity) any rights or remedies against any Person, including Guarantor, or (ii) confer or be construed to confer or give the Company (including any Person acting in a representative capacity) any rights or remedies against any Person other than Guarantor or any rights or remedies against Guarantor except as expressly set forth herein. Notwithstanding anything that may be expressed or implied in this Limited Guarantee or any document or instrument delivered contemporaneously herewith, and notwithstanding the fact that Guarantor is a limited partnership, by its acceptance of the benefits of this Limited Guarantee, the Company acknowledges and agrees that no Person other than Guarantor has any obligations hereunder and that no right of recovery and no recourse shall be had hereunder, or for any claim based on, in respect of, or by reason of, such obligations or their creation, against, and no personal liability shall attach to, any Non-Recourse Party, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company against Guarantor, or any Non-Recourse Party, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise, except for the Company’s rights against Guarantor under this Limited Guarantee (subject to the Cap) and the Retained Claims, in each case subject to the limitations set forth in this Limited Guarantee, the Merger Agreement and the Confidentiality Agreement, as applicable. The Company (for itself and its Affiliates) acknowledges and agrees that Parent and Merger Sub have no assets other than cash in a de mimimis amount and their respective rights under the Merger Agreement and the agreements contemplated thereby. Except as specifically contemplated by this Limited Guarantee or the Equity Commitment Letter, no funds are expected to be contributed to Parent or Merger Sub until and unless the Offer Closing or the Merger Closing occurs, subject to the terms and conditions of the Merger Agreement, and, except for the Retained Claims, the Company shall not have any right to cause any assets to be contributed to Parent or Merger Sub by Guarantor, or any Non-Recourse Party or any other

Person. Recourse against Guarantor under this Limited Guarantee shall be the sole and exclusive remedy of the Company and its Affiliates against Guarantor and, except for the Retained Claims, there shall be no remedy against any Non-Recourse Party in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby.

This Limited Guarantee, the Merger Agreement, the Financing Commitments and any other agreement referenced herein constitute the entire agreement among the parties with respect to the matters covered hereby and supersede all previous written, oral or implied understandings among them with respect to such matters. This Limited Guarantee may be executed in two or more counterparts for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Limited Guarantee by facsimile or portable document format shall be effective as delivery of a manually executed counterpart to this Limited Guarantee. Capitalized terms used, but not defined, in this Limited Guarantee shall have the respective meanings given to them in the Merger Agreement.

Very truly yours,

NEW MOUNTAIN PARTNERS III, L.P.

By:	New Mountain Investments III, L.L.C., its general partner

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member

Acknowledged and Agreed:

JDA SOFTWARE GROUP, INC.

By:	/s/ Hamish Brewer
Name: Hamish Brewer
Title: President and Chief Executive Officer

[Signature Page to Limited Guarantee]